February 26, 2009

Via Facsimile and U.S. Mail

Stephen N. Joffe
The LCA-Vision Full Value Committee
9560 Montgomery Road
Cincinnati, OH 45236

> **Re:** **LCA-Vision, Inc.**
> **DFAN14A filed on February 24, 2009**
> **Filed by The LCA-Vision Full Value Committee et al.**
> **File No. 000-27610**

Dear Mr. Joffe:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Material filed on DFAN14A filed February 24, 2009

1. The participants should avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation of the company's sitting board of directors or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Accordingly, please revise and disclose the factual foundation for the assertion on Slide 21 of the presentation materials in the above referenced filing which indicates that John H. Gutfreund has been indicted by the SEC. We refer you to the following document which contains a summary of the resolution of the action against Mr. Gutfreund which

did not include a criminal indictment:
http://www.sec.gov/about/annual_report/1993.pdf.

Closing Information

Please revise and refile the soliciting materials filed on DFAN14A on February 24, 2009 in response to these comments. Clearly and precisely mark the changes to the soliciting materials effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your revised filing; therefore, please allow adequate time after filing the document for further staff review.

You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers and
Acquisitions

cc: Steven Wolosky, Esq.
       Andrew M. Freedman, Esq.
       Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP